UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SYNERGY TECHNOLOGIES CORPORATION
 (Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

87160K 10 8
(CUSIP Number)

Panayiota Pifani, 2 Sofouli Street, Flat.301, Nicosia, Cyprus Phone Number 357 266 6599
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

DECEMBER 22, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following. _______

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. Laxarco Holding Limited

I.R.S. Identification Nos. of above persons (entities only). N/A

2. Check the Appropriate Box if a Member of a Group (See Instructions)

a)

b)

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization CYPRUS

NUMBER OF SHARE BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. Sole Voting Power 14,943,510

8. Shared Voting Power -0-

9. Sole Dispositive Power 14,943,510

10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person 14,943,510

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 50.6%

14. Type of Reporting Person (See Instructions)

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $0.002 par value (the "Common Stock"), of Synergy Technologies Corporation, a Colorado corporation ("Synergy"). The principal and executive offices of the Company are located at 335 25 th Street, S.E., Calgary, Alberta T2A 7H8.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D relates to Laxarco Holding Limited, a Cyprus corporation ("Laxarco"). Laxarco is in the business of technology development. Laxarco's principal office is located at 2 Sofouli Street, Nicosia, Cyprus. Laxarco Holding Limited was incorporated on January 5, 1998 and since that time Laxarco has not been convicted in a criminal proceeding, nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to any judgment, decree or final order relative thereto enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

Laxarco acquired 13,000,000 of the shares disclosed in this Schedule 13D as consideration for the sale of a certain proprietary technology to Synergy Technologies Corporation or its subsidiaries.

Laxarco entered into a series of agreements with Synergy Technologies (and/or its predecessor corporation), Carbon Resources Limited, and others, from May 1998 through June 1999, whereby Laxarco transferred into escrow all of its rights and interests in a proprietary technology (the "Technology"). The consideration for the transfer of the Technology was the issuance of 13,000,000 shares of Synergy, which were also placed into escrow. All items remained in Escrow until certain development thresholds of the Technology were met.

In August 2000, the Board of Directors of Synergy, upon the request of Laxarco, considered the release of the 13,000,000 shares, and transfer to Synergy of title to the Technology. The Board of Directors determined that each of the Technology had reached a sufficient level of assurance of commercial viability and resolved to release to Laxarco its shares of Synergy stock upon the release of title and control of the Technology to Synergy and the delivery of an undertaking from Laxarco to provide the technical personnel necessary to help bring the Technology to commercialization.

On December 22, 2000, the 13,000,000 shares of Synergy common stock were delivered from escrow to Laxarco.

Laxarco's agreement with Synergy also required that the 13,000,000 shares represent of least 51% of the issued and outstanding shares of Synergy's while the shares remained in escrow. As a result, Synergy issued an additional 1,943,510 shares to Laxarco on December 23, 2000.

ITEM 4. PURPOSE OF TRANSACTION

Laxarco acquired the securities covered by this statement in the course of acquiring value and liquidity for the technology that it owned and was transferred to Synergy Technologies. Except as otherwise described in this statement or in the reports files by the Synergy with the Securities and Exchange Commission under the Securities Exchange Act of 1934, Laxarco was not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation relating to the Company; (c) a sale or transfer or material net assets of the Company; (d) a change in the present Board of Directors or management of the Company; (e) any material changes of the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto that may impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of the items enumerated above. Note, however, that as a shareholder, Laxarco would be entitled to vote on a change in the present Board of Directors as a shareholder.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Schedule 13D, Laxarco Holding Limited beneficially owns 14,943,510 shares of common stock of Synergy.

(b) Laxarco has the sole power to vote and to direct the vote of and the sole power to dispose of and to direct the disposition of 14,943,510 shares of common stock covered by this Schedule 13D.

(c) During the month of December 2000, Laxarco acquired 14,943,510 shares of Synergy's common stock pursuant to the terms of various agreements entered into by Laxarco in 1998 and 1999. See Item 3 above.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Laxarco has entered into an agreement with all of the shareholders of Laxarco whereby the following actions cannot be taken by any of Laxarco or its shareholders without the consent of Laxarco and the other shareholders:

    Pledge, charge or otherwise encumber all or any sort of their interests in Laxarco; provided, however, that the holder of such proposed mortgage, pledge, charge or other encumbrance agrees to be bound by the agreement among Laxarco and its shareholders;

    Laxarco's disposition, sale, pledge, mortgage, charge or otherwise encumbrance or transfer of any or all of its shares of Synergy's common stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2001

LAXARCO HOLDING LIMITED

By:/s/ Panayiota Pifani
 Name: Panayiota Pifani
Title: Director